Exhibit 99.1

Volvo: Reversal Of Reserve for Tax Receivables Yields Positive Earnings Effect Of SEK 300 M

STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 13, 2006--AB Volvo (NASDAQ:VOLVY) (BSE:VLV) (STO:VOLVA) has decided to reverse a valuation reserve for deferred tax receivables in the Mack Trucks subsidiary. The decision is based on the fact that Volvo assesses that the company has a long-term higher profitability. Reporting of the deferred tax receivables reduces tax expenses in the income statement in the third quarter by SEK 2.0 billion. In accordance with prevailing accounting rules, Volvo is adjusting goodwill by SEK 1.7 billion, which will affect operating income adversely. The combined earnings effect for the third quarter will be a positive SEK 300 M.

Most of the valuation reserve for deferred tax receivables reported in the annual accounts for 2005 was attributable to Mack Trucks in the US. As a result of a structurally higher profitability, more stable cash flow and reduced risk, Volvo has now decided to reverse the valuation reserve that exists in Mack Trucks and report the deferred tax receivables, totaling SEK 2.0 billion.

Reporting of the deferred tax receivables reduces tax expenses in the income statement for the third quarter by SEK 2.0 billion. Most of the valuation reserve reported in Mack Trucks is attributable to the time of the acquisition of Renault Trucks and Mack Trucks. In accordance with IFRS, a reversal of valuation reserves attributable to acquisitions is adjusted against the earlier reported goodwill. This means that Volvo will report a cost for the third quarter for adjustment of goodwill of about SEK 1.7 billion in other operating income and expenses. The adjustment of goodwill will be accounted for in the segment Trucks.

The Volvo Group's earnings for the period will be affected positively by slightly more than SEK 300 M.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: AB Volvo
Marten Wikforss, +46 31 66 11 27
or
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